PARTNERS

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

JOHN ADEBIYI (ENGLAND & WALES)

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

ED SHEREMETA (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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July 6, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                          Youku Inc.

Responses to the Staff’s Comments on Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-180913) Filed on June 27, 2012

Dear Mr. Spirgel, Ms. Murphy and Ms. Plowgian:

On behalf of our client, Youku Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated July 3, 2012 (the “Comment Letter”), regarding the above referenced registration statement on Form F-4 (the “Registration Statement”) that was filed on June 27, 2012.

This letter and Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”) are being filed with the Commission electronically via EDGAR today. These amendments reflect changes made to address the Staff’s comments included in the Comment Letter. In addition to the electronic filing, we are delivering to you via hand delivery a hard copy of this letter and two courtesy copies of the Amended Registration Statement (without exhibits) marked to indicate changes to Amendment No. 3 to the Registration Statement filed on June 27, 2012.

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter. The comments are repeated below, followed by the responses prepared by the Company. The Company has included page numbers to indicate where the language addressing a particular comment appears in the Amended Registration Statement.

*  *  *

Material U.S. Federal Income Tax Consequences of the Merger, page 142

1.                                      We note your response to comment 6 from our letter dated June 21, 2012 and your disclosure on page 143 that the tax opinion is based on certain assumptions, representations and covenants, which “may” include assumptions described therein. Please revise your disclosure to clearly identify the assumptions upon which the opinion is based. See Section III.C.3 and III.C. 4 of our Staff Legal Bulletin 19, which can be found on our website at http://sec.gov/interps/legal/cfslb19.htm. In addition, revise your disclosure on page 32 consistent with the revisions in this section.

The Company respectfully advises the Staff that the Company filed a tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s U.S. counsel, dated April 24, 2012 as exhibit 8.1 of the registration statement on Form F-4 filed on the same date. Skadden has clearly disclosed in the opinion the assumptions and qualifications upon which the opinion is based, which, in Skadden’s view, are standard assumptions and qualifications permissible under III.C.3 an III.C.4 of the Staff Legal Bulletin 19. These assumptions include: (1) the accuracy and completeness both initially and continuing as of the effective time (the “Effective Time”) of Youku’s registration statement on Form F-4, of which the joint proxy statement/prospectus is a part, of the facts, information, representations, and covenants contained in originals or copies, certified or otherwise identified, of the Merger Agreement and Youku’s registration statement on Form F-4, (2) the accuracy and completeness, both initially and continuing as of the Effective Time, of certain statements, representations, covenants and agreements on factual matters made by Youku, Merger Sub and Tudou, (3) that such statements, representations, covenants and agreements referred to in clause (2) of this sentence are, and will continue to be as of the Effective Time, true and correct, (4) the absence of changes in existing facts and law, (5) the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents described in the opinion, the conformity to original documents of all documents submitted as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies, and (6) that where documents have been provided in draft form, the final executed versions of such documents will not differ materially from such drafts.

In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 35, 148 and 149 of the Amended Registration Statement to clearly disclose such assumptions and qualifications.

Tudou Corporate Structure Matters, page 165

2.                                      We note your response to comment 7 from our letter dated June 21, 2012. Please explain why the parties intend to change the controlling shareholders of each of the consolidated affiliated entities. Expand your disclosure here, in your prospectus summary and in your risk factors, as applicable, to address the following:

•                  With references to appropriate authority, explain how an individual, through a capital injection, becomes the controlling shareholder of a consolidated affiliated entity when there are no other changes to the entity’s capital structure.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 30, 63 and 64 of the Amended Registration Statement.

The Company respectfully advises the Staff that after a capital injection, the registered capital of the relevant entity will be increased, and thus the original shareholder’s equity interests will be diluted accordingly.

•                  Will Messrs. Wang, Chengzi, Yu and Yuan and Mses. Wang and Chen remain involved with Tudou after the merger? We note that they are each employees of Tudou. Explain how and when these former controlling shareholders will be divested of their current equity and contractual interests in the consolidated affiliated entities. Include risk factor disclosure addressing the risks associated with the failure of such shareholders to transfer their interests to the new controlling shareholders.

The Company respectfully advises the Staff that the Company currently does not plan to divest the equity interests and contractual obligations of the existing individual shareholders of Tudou’s consolidated affiliated entities in the near future given the cumbersome PRC administrative and registration procedures in connection with such changes.  The Company supplementally advises the Staff that after carefully studying and evaluating the options available to the Company, the Company believes that the proposed approach provides the Company with effective control over the Tudou consolidated affiliated entities regardless of the identities or employment status of such individual shareholders.

In response to the Staff’s comment, the Company has added a new risk factor on pages 66 and 67 of the Amended Registration Statement to address the risks associated with the failure of such shareholders to transfer their interests to the new controlling shareholders or other designees of the Company when the Company requests such transfer.

The Company supplementally advises the Staff that in the new risk factor on pages 66 and 67 of the Amended Registration Statement, the Company has focused the disclosure on the principal variable interest entities which Tudou, through Reshuffle Technology (Shanghai) Co., Ltd., has contractual arrangements with.  The Company supplementally advises the Staff that Shanghai Suzao Network Science and Technology Co., Ltd., or Shanghai Suzao, is in the process of being liquidated, and the Company has revised the disclosure on page 183 of the Amended Registration Statement to reflect this.  The Company respectfully advises the Staff that it is not necessary to discuss Shanghai Suzao in the new risk factor on pages 66 and 67 of the Amended Registration Statement given that Shanghai Suzao is in the process of being liquidated.  The Company further supplementally advises the Staff that it does not believe it is necessary to discuss in this new risk factor Shanghai Licheng Cultural

Communication Co., Ltd. or Quan Toodou Cultural Communication Co., Ltd., as these are subsidiaries of Quan Toodou.

•                  Address the risks associated with the transfer of the corporate chops to the new controlling shareholders.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 71 of the Amended Registration Statement.

•                  Disclose whether the new controlling shareholders will execute each of the existing contractual arrangements with Reshuffle Technology, including the equity interest pledge agreements, proxy agreements, call option agreements and loan agreements. Explain whether this will occur before or after the merger transaction is consummated. Disclose whether such agreements will be identical to the existing agreements. Address the requisite registration of the equity pledge and the anticipated timing of the same.

In response to the Staff’s comment the Company has revised the referenced disclosure on page 64 of the Amended Registration Statement.

•                  Clarify whether the parties will still attempt to cause the current controlling shareholders of each consolidated affiliated entity to transfer their equity interest to persons designated by Youku prior to the closing of the transaction (instead of inserting a new controlling shareholder as discussed in your revised disclosure).

In response to the Staff’s comment the Company has revised the referenced disclosure on pages 63 of the Amended Registration Statement.

* * *

If you have any additional questions or comments regarding the Registration Statement, please contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Sincerely,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                  Victor Koo, Chairman of the Board of Directors and Chief Executive Officer,

Youku Inc.

Dele Liu, President, Youku Inc.

Michael Xu, Chief Financial Officer and Senior Vice President, Youku Inc.

Gary Wei Wang, Chairman of the Board of Directors and Chief Executive Officer, Tudou Holdings Limited

Bin Yu, Chief Financial Officer, Tudou Holdings Limited

Ernest C Lee, Ernst & Young Hua Ming

Steve Pan, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

David T. Zhang, Esq., Kirkland & Ellis International LLP

Jesse Sheley, Esq., Kirkland & Ellis International LLP

Benjamin Su, Esq., Kirkland & Ellis International LLP

Allen C. Wang, Esq., Latham & Watkins LLP